SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

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             In the Matter of               :
                                            :
EASTERN UTILITIES ASSOCIATES (EUA)          :
EUA ENERGY INVESTMENT CORPORATION           :
(EUA ENERGY)                                :
West Bridgewater, MA                        :       Certificate of
                                            :       Notification
                                            :       Pursuant to Rule 24,
                                            :       Interim Report
                                            :
                  (70-7426)                 :
                                            :
(Public Utility Holding Company Act of 1935):
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     In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 4, 1987, January 11, 1988, and April 15, 1994, (the "Orders") authorizing transactions as more fully described in the Application-Declaration as amended (the "Application"), the undersigned hereby enclose herewith for filing pursuant to the above-referenced Order are the balance sheet, the income statement, and the statement of cash flows of EUA Energy Investment Corporation for the period ended December 31, 1999.

                                     Very truly yours,

                                     EASTERN UTILITIES ASSOCIATES

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

                                     EUA ENERGY INVESTMENT CORPORATION

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

Dated:  April 14, 2000

                    EUA ENERGY INVESTMENT CORPORATION
                  ENERGY AND ENERGY CONSERVATION RESEARCH
                             Fourth QUARTER 1999

 (1) EUA Energy Investment Corporation Financial Statements for the fourth quarter 1999.

                     EUA ENERGY INVESTMENT CORPORATION
                          CONDENSED BALANCE SHEET
                              December 31, 1999
                                (Unaudited)
                         (In Thousands of Dollars)

                       ASSETS

Property and other investments:
    Investment - Subsidiaries                      ($8,388)
    Other Assets                                     1,256
          Total fixed Assets                        (7,132)
Current Assets:
    Cash and Temporary Cash Investments                327
    Notes Receivable                                19,324
    Accounts Receivable                              5,219
    Prepayments and Other Assets                     1,186
          Total Current Assets                      26,056
TOTAL ASSETS                                       $18,924

                    LIABILITIES

Common Stock and Other Paid-In Capital                  $1
Retained (Deficit) Earnings                        (41,463)
          Total Common Equity                      (41,462)
          Total Capitalization                     (41,462)
Current Liabilities:
    Notes Payable to Parent                         59,687
    Accounts Payable                                   501
    Accrued Interest                                   829
    Total Current Liabilities                       61,017
Other Liabilities                                      406
Accumulated Deferred Taxes                          (1,037)
TOTAL LIABILITIES AND EQUITY                       $18,924


                    EUA ENERGY INVESTMENT CORPORATION
                        CONDENSED INCOME STATEMENT
        For the Quarter and Year to Date Periods Ended December 31, 1999
                                (Unaudited)
                         (In Thousands of Dollars)

                                     QUARTER ENDED      YTD

Operating Income                              $0        $0

Operating Expenses:
    Operation                                 27       243
    Depreciation & Amortization               11        40
    Taxes - Other                              2        10
    Income and Deferred Taxes             (2,037)   (9,329)
          Total Operating Expenses        (1,997)   (9,036)
Operating Income                           1,997     9,036
Equity Earnings in Subsidiaries           10,161     5,089
Other Income and Deductions              (11,283)  (28,254)
    Income (Loss) Before Interest Charges    875   (14,129)
Interest Charges:
    Interest Expense - Associated Companies  910     3,127
    Other Interest Expense                     0         2
          Total Interest Charges             910     3,129
Net (Loss)                                  ($35) ($17,258)


                    EUA ENERGY INVESTMENT CORPORATION
                         STATEMENT OF CASH FLOWS
                 For the Nine Months Ended December 31, 1999
                               (Unaudited)
                         (In Thousands of Dollars)

Operating Activities:
    Pre-tax Net Loss                              ($17,258)
    Change in Assets and Liabilities:
        Accounts & Notes Receivable                  9,951
        Accounts & Notes Payable                     8,885
        Accrued Expenses                                 6
        Deferred Income Taxes                          188
        Other (Net)                                  2,945
       Net Cash Provided by Operating Activities     4,717
Investing Activities:
    Investments in Subsidiaries                     (4,088)
    Capital Expenditures                              (318)
    Net Investing Activities                        (4,406)
Cash Provided (Used)                                   311
Cash and Cash Equivalents at December 31, 1998          16
Cash and Cash Equivalents at December 31, 1999         327

                    EUA ENERGY INVESTMENT CORPORATION
                   ENERGY AND ENERGY CONSERVATION RESEARCH
                            FOURTH QUARTER 1999

(2) EUA Energy has not invested in or become obligated to invest in any cogeneration or small power production projects.

(3) EUA Energy did not invest in R&D funding during the Twelve months ended December 31, 1999.

     EUA Energy completed the sale of certain assets of the RENOVA, LLC, special purpose entity. This transaction closed on September 30, 1999.

(4) Services were provided by EUA Service Corporation staff personnel in the following areas:
                    a.   Financial & Accounting
                    b.   Information Services
                    c.   Treasury Services
                    d.   Personnel & Employee Benefits
                    e.   Corporate Communications

(5) EUA Energy will not invest in any further business development opportunities and is currently divesting its remaining investment projects.